September 3, 2025

John Pavelski
Chief Executive Officer
Carlyle Private Equity Partners Fund, L.P.
1001 Pennsylvania Ave., N.W.
Suite 220 South
Washington, D.C. 20004

        Re: Carlyle Private Equity Partners Fund, L.P.
            Amendment No. 2 to Registration Statement on Form 10-12G Filed August 6, 2025
            File No. 000-56746
Dear John Pavelski:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G
Item 1. Business
Redemption Program, page 14

1. We have reviewed your response to prior comment 6. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.
 September 3, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Rajib Chanda, Esq.